UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Doc Control
No Action
P.C. 10-16-02

02063036

October 16, 2002

Act	Securities Exchange Act
Section	14
Rule	14e-5
Public Availability	10-16-2002

John O'Connor, Esq.
Sullivan & Cromwell
125 Broad Street
New York, NY 10004-2498

Re: Bank of Ireland
File No. TP: 03-04

Dear Mr. O'Connor:

In regard to your letter dated October 16, 2002, as supplemented by conversations with the staff, this response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

On October 8, 2002, in response to your letter dated October 8, 2002, the Commission granted an exemption from Rule 14e-5 of the Securities Exchange Act (Exchange Act) to permit BOI's Ireland based broker-dealer subsidiary, Davy, to execute, either as agent or principal: unsolicited orders initiated by customers who are not covered persons for purposes of Rule 14e-5, and the other side of the trade that may involve either an unsolicited or solicited order.[1]

In your letter dated October 16, 2002, you seek an additional exemption from Rule 14e-5 to permit BOI's Ireland based discretionary fund manager and wholly-owned subsidiary, BIAM, to effect model portfolio purchases, discretionary purchases, and client account transfers. Additionally, you seek a limited modification of the October 8th exemption to permit BIAM continued access to Davy in order for BIAM to execute trades through Davy to obtain best execution.

[1] Letter regarding Bank of Ireland, TP 03-01, October 8, 2002.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) to permit BIAM: 1) to purchase BOI ordinary shares in connection with its management of model portfolios; 2) to purchase BOI ordinary shares for its investment management clients on a discretionary basis; 3) to effect client initiated account transfers to and from BAIM that may result in purchases of BOI ordinary shares; and, 4) to effect unsolicited purchases of BOI ordinary shares through Davy. The Commission grants this exemption on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The principal markets for BOI ordinary shares are in Ireland and the United Kingdom;
- All exempt transactions would be effected in markets outside the United States;
- The model portfolio purchases, discretionary purchases, and client account transfers described in your October 16th letter are permitted in both Ireland and the United Kingdom;
- The Irish Takeover Law and the U.K. City Code provide for public disclosure of all transactions effected by BIAM;
- Chinese walls are in place between BIAM and BOI; and
- BIAM's investment management staff will make investment decisions independent of BOI and other BIAM functions.

This exemption modifies the exemption granted on October 8, 2002 that allows Davy to execute unsolicited orders initiated by customers who are not covered persons for purposes of Rule 14e-5. BIAM may be considered a covered person for purposes of Rule 14e-5. This limited modification to the exemption granted on October 8, 2002 is to permit BIAM to effect unsolicited purchases of BOI ordinary shares through Davy in connection with the management of model portfolios, discretionary trades, and client account transfers.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act subject to the following conditions:

1. No purchases or arrangements to purchase shall be made in the United States outside the offer by NewBOI for BOI ordinary shares (Offer);
2. All purchases of BOI ordinary shares by BIAM shall be effected in the ordinary course of business and not for the purpose of facilitating the Offer;
3. The registration statement and any other Offer documents disclose the possibility of, or the intention to make, purchases of BOI ordinary shares by BIAM outside the Offer;
4. There are Chinese walls in place between BIAM and BOI;
5. BIAM shall provide to the Division of Market Regulation (Division), upon request, records of all transactions executed in reliance on this exemption, on a transaction by transaction basis, including the date, size, time of execution, price, broker and markets;
6. Upon request of the Division, BIAM shall transmit the information as specified in item 5 to the Division at its offices in Washington, D.C. within 30 days of its request;
7. BIAM shall retain all documents and other information required to be maintained pursuant to this exemption during the period when Rule 14e-5 would apply and for a period of not less than 2 years therafter;
8. Representatives of BIAM shall be made available (in person at the office of the Division in Washington, D.C. or by telephone), to respond to inquiries of the Division relating to their records; and
9. Except as otherwise exempted by this letter, or the Division's letter dated October 8, 2002, BIAM and Davy shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 is based solely on your representations and the facts presented and is strictly limited to the application of Rule 14e-5 to the transactions. Such transactions should be discontinued pending presentation of the facts for our consideration in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants to the proposed transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the
Division of Market Regulation,
Pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director
Division of Market Regulation

SULLIVAN & CROMWELL

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

October 16, 2002

Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street,
Washington, D.C. 20549.

Attention: James A. Brigagliano,
Assistant Director

Re: Request for Exemptive Relief from Rule 14e-5 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are writing on behalf of our client, The Governor and Company of The Bank of Ireland ("BOI"), a financial services company organized under the laws of Ireland, about the application of Rule 14e-5 to certain transactions in ordinary shares of BOI by BOI's Ireland-based discretionary fund manager and wholly-owned subsidiary, Bank of Ireland Asset Management ("BIAM").

BOI has approached Abbey National plc ("Abbey"), a public limited company organized under the laws of the United Kingdom, regarding a business combination of BOI and Abbey. On October 7, 2002, BOI issued a press release regarding that approach. Specifically, on behalf of BOI, we ask the Staff to grant BIAM exemptive relief from Rule 14e-5 to permit BIAM, subject to the conditions set forth in this letter, to resume purchases of BOI's ordinary shares in the following circumstances:

Model Portfolios: BIAM manages model portfolios which may include BOI ordinary shares, in accordance with the investment parameters of the portfolio, including geographic, sectoral or index-linked parameters. Clients invest funds in these model portfolios, which will require purchases of BOI ordinary shares to maintain the model portfolios. Additionally, changes in the value of BOI shares relative to other investments in the portfolio, or changes in the models, may result in purchases to adjust the model portfolios in accordance with the investment parameters.

Discretionary Transactions: In order to maximize returns for clients, BIAM buys and sells BOI ordinary shares for its clients accounts on a discretionary basis based on the investment manager's assessment of the relative value of BOI ordinary shares.

Transfers: Transfers of client accounts to BIAM from other fund managers may also result in the acquisition of BOI ordinary shares.

As described below, BIAM effects some of these transactions through J&E Davy Stockbrokers ("Davy"), BOI's Ireland-based broker-dealer subsidiary. On October 7, 2002, BOI requested the Division to grant Davy relief from Rule 14e-5 to permit Davy to execute certain transactions in BOI ordinary shares. On October 8, 2002, the Division granted relief to Davy to execute, either as agent or principal, unsolicited orders initiated by customers who are not covered persons for purposes of Rule 14e-5.

Because the description of the proposed transaction discussed below is preliminary and subject to change, on behalf of BOI, we request that any Staff relief granted not be made public unless we confirm that a definitive transaction has been announced.

I. Background to the Proposed Transaction

BOI's ordinary shares trade on the New York Stock Exchange in the form of American Depository Shares ("ADSs"), although the principal markets for its ordinary shares are the Irish and London Stock Exchanges. BOI estimates that U.S. persons own approximately 20% of its shares. As of Friday, October 4, 2002 BOI's market capitalization was approximately €10 billion. Average daily volume on the New York Stock Exchange for BOI ADSs is normally about 1% of the average daily volume of BOI's ordinary shares on the Irish and London Stock Exchanges.

BOI has been considering a possible acquisition of, or combination with, Abbey for several months. On September 18, 2002, the Governor (i.e. the Chairman of the Board) of BOI met with the Chairman of Abbey regarding a possible transaction. Their meeting was followed by a letter the next day from BOI to Abbey outlining a combination proposal for discussion.

Abbey is a U.K. public limited company the ordinary shares of which are listed on the London Stock Exchange. Abbey also has certain capital securities listed on the New York Stock Exchange and its ordinary shares trade in the U.S. in the form of ADSs although they are not listed on the New York Stock Exchange. BOI believes that the U.S. shareholdings of Abbey are less than 5% and could be as low as 1%. As of Friday, October 4, 2002, Abbey had a market capitalization of approximately £7.3 billion.

On Sunday, October 6, 2002, The Sunday Times of London published an article indicating that BOI had approached Abbey about a possible combination. Until that time, BOI had not had any substantive discussions with Abbey representatives. In light of this article and as a result of BOI's obligations under the rules of the Irish and London Stock Exchanges, and the Irish and the U.K. Takeover Panels, BOI issued a press release confirming BOI's preliminary approach of Abbey and confirming that no formal discussions have taken place. On October 8, 2002, Abbey issued a press release stating that it believed BOI's proposal not to be in the best interest of Abbey's shareholders. It is, at this time, uncertain as to what the outcome of the proposed transaction will be.

II. Preliminary Proposed Structure of the Transaction

BOI's proposal to Abbey contemplated the following:

- BOI would acquire Abbey through a share and cash offer for Abbey. The offer would be subject to due diligence. The chief executive of BOI would be the chief executive of NewBOI. The enlarged entity would be headquartered and have its tax residence in Ireland.

- It is an essential element of the transaction structure that the enlarged company have a FTSE listing in order to be attractive to certain Abbey shareholders for whom this would be important. Only U.K. registered companies can qualify for FTSE listing. Because BOI is not a U.K. registered company, in order to achieve the FTSE listing, BOI would establish NewBOI as a U.K. company, which would acquire Abbey, as well as BOI in a share for share exchange offer. A scheme of arrangement is not available to BOI under existing Irish law. BOI believes that the form of the transaction does not alter its view that this would be an acquisition by BOI of Abbey (thus avoiding the offer by New BOI for BOI shares). This transaction would have been structured as an offer by BOI for Abbey but for the fact it is necessary for the resulting company to be a U.K. company for FTSE 100 eligibility purposes.

- Shareholders of each of the two companies would receive units consisting of the following: (i) NewBOI ordinary shares and (ii) dividend access shares to be issued by Abbey.

- The NewBOI ordinary shares and dividend access shares could trade only as a unit. The units would be listed in London and Dublin. ADSs representing the units would probably be listed on the New York Stock Exchange.

- As currently contemplated, NewBOI would acquire Abbey by means of a court-approved scheme of arrangement. Under this structure, the issuance of the ordinary shares and related dividend access shares would be exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933. Alternatively, given BOI's understanding of the level of Abbey's shareholding in the U.S., Rule 802 should be available.

- BOI's shareholders in the offer would receive only the NewBOI ordinary shares and Abbey dividend access shares. They would not receive any cash component. If made publicly in the U.S., the exchange offer would require registration under the Securities Act of 1933 and compliance with the tender offer rules. The disclosure document for the scheme would have all of the same material information, including financial statements, as the prospectus used for the exchange offer.

III. Transactions by BIAM

BIAM is the investment management subsidiary of BOI. It provides active and passive investment services for Irish institutional clients and active discretionary management of equities and fixed interest securities for international clients. Its international clients include institutions and pension funds in the United Kingdom, the United States, Germany, Australia, Canada and Japan. The company's head office is located in Dublin and has nine international offices servicing clients across five continents.

BIAM is an important participant in the Irish market because, among other things, BIAM manages approximately 30% of the assets under management of Irish pension funds managed by Irish asset managers. BIAM had assets under management of €57.1 billion at March 31, 2002.

BIAM has recently acquired Iridian Asset Management, an independent U.S. investment manager, with approximately $8.5 billion in assets, almost entirely U.S. equities, under management. However, Iridian does not purchase BOI shares. BIAM itself rarely, if ever, executes any type of transaction in BOI ordinary shares or ADSs in the United States. BIAM also acts as subadvisor for a number of retail fund distributors in Ireland and overseas. BIAM effects transactions through Davy, BOI's Ireland-based broker-dealer subsidiary, and other third party stockbrokers. Its dealings with Davy are on an arms-length basis, in accordance with BIAM's fiduciary duties, where it determines that the use of Davy is in the best interests of BIAM's clients. It is very important that

BIAM continue to have access to Davy's services for these purposes so that BIAM can obtain the best execution possible.

BIAM currently holds approximately 55.7 million BOI ordinary shares, approximately 5.5% of BOI's ordinary share capital. During the six month period ended September 30, 2002, BIAM sold approximately 14.5 million BOI ordinary shares and purchased approximately 7.3 million ordinary shares. BIAM holds BOI ordinary shares primarily for Irish pension fund clients.

On October 7, 2002, BIAM suspended all of its trading activity in BOI ordinary shares, which suspension, pending relief from the Division, continues. On October 10, 2002 BIAM was granted relief by the Irish Takeover Panel with respect to all BIAM's transactions in BOI ordinary shares on behalf of its fund management clients. Attached is a copy of the letter of the Panel granting such relief. BOI's U.K. legal advisors have advised BOI that the City Code on Takeovers does not prevent BIAM from dealing in BOI ordinary shares, provided that the appropriate disclosures described below are made in accordance with the City Code.

IV. Application of Rule 14e-5

In the event that BOI's press release constituted a "public announcement," the prohibitions of Rule 14e-5 under the Securities Exchange Act of 1934 may apply to certain transactions by BIAM in BOI ordinary shares. In that case, BOI and BIAM seek exemptive relief for BIAM to effect purchases on behalf of its fund management clients but only outside the U.S., principally in Ireland and the United Kingdom, to the extent permitted under applicable law and by the Irish Takeover Panel and the City Code on Takeovers. BOI believes this relief is warranted for several reasons:

First, the principal markets for BOI ordinary shares are Ireland and the United Kingdom. Purchases in BOI ordinary shares by BIAM are permitted at this time in both of these markets. The U.K. City Code specifically permits BIAM to deal in BOI ordinary shares on both a discretionary and non-discretionary basis. The Irish Takeover Panel on October 10, 2002 granted BIAM the authority to deal in the BOI ordinary shares on behalf of its clients, subject to certain conditions. The Irish Takeover Law and the U.K. City Code provide for public disclosure of all transactions effected by BIAM, which will minimize any potential unfair advantage of BIAM or manipulation of the BOI share price.

Second, the inability of BIAM to effect purchases of BOI ordinary shares, given the significance of BOI ordinary shares in the Irish equity markets, would affect BIAM's fiduciary responsibilities to their investment clients and may affect the return on client portfolios.

Third, the foregoing would not contravene the purpose of Rule 14e-5. Rule 14e-5 was promulgated so that acquirers would not purchase shares outside of an exchange or tender offer and gain an unfair advantage. The proposed transactions do not fall within this category of transactions because the shares are purchased exclusively for the accounts of customers. Furthermore, the real acquisition "target" here is Abbey, not BOI, and the existence of an exchange offer involving BOI ordinary shares is simply the result of the unusual transaction structure.

Fourth, under the conditions imposed by the Irish Takeover Panel, BIAM will not be allowed to tender BOI ordinary shares that it held on behalf of its clients into an exchange offer or vote any BOI ordinary shares on any resolution which bears on such an offer in excess of the number of shares so held as of October 10, 2002. Consequently, any transactions permitted under the relief granted hereby would not facilitate the business combination contemplated by BOI. Furthermore, BIAM would agree that before tendering any BOI ordinary shares or voting any such shares, BIAM would seek instructions from the beneficial owner.

Fifth, BIAM's asset management staff make investment decisions independently of other BIAM functions and of BOI. Chinese walls are in place between BIAM and BOI. The objective of BIAM's asset management group is to maximize investment performance for its clients, within risk parameters and guidelines.

V. Relief Requested

BOI requests the following exemptive relief from the application of Rule 14e-5:

- BIAM may buy BOI ordinary shares for its investment management clients on a discretionary basis.
- BIAM may buy BOI ordinary shares in connection with its management of model portfolios with respect to new and existing clients as described above.
- New client accounts holding BOI ordinary shares may be transferred to and from BIAM.
- The transactions in BOI ordinary shares that BIAM may effect pursuant to the relief we request may be effected with or through Davy on an arms length basis. Accordingly, we also request that the relief granted to BOI on behalf of Davy pursuant to the Division's letter dated October 8, 2002 be modified to provide that Davy may effect these transactions with or for BIAM as provided in that letter, but without having to satisfy the condition therein that transactions effected by Davy involve unsolicited orders initiated by customers who are not covered persons for purposes of Rule 14e-5 (BIAM would be a covered person).
- In connection with the requested relief, BIAM undertakes to:

- Effect all transactions in markets outside of the United States in accordance with all applicable regulation, including the Irish Takeover Law and the U.K. City Code, including the undertaking to the Irish Takeover Panel not to tender into any exchange offer a number of BOI shares in excess of the number of BOI ordinary shares currently held by BIAM.

- Maintain records of all transactions executed in reliance on this exemption on a transaction by transaction basis, including the date, size, time of execution, price, broker and market during the period when Rule 14e-5 would otherwise apply, and to maintain those records thereafter for a period of two years.

- Make those records available to the SEC and its Staff upon request of the Division of Market Regulation at its offices in Washington, D.C. within 30 days of the request. The information made available would not include client-specific data which may be subject to local privacy laws.

- Make available representatives of BIAM (in person at the office of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records.

- Comply with Rule 14e-5 except as otherwise exempted by the Staff.

* * *

As discussed above, because the description of the proposed transaction discussed above is preliminary and subject to change, we request that any relief granted by the Staff not be made public unless we confirm that the transaction has been announced.

If you have any questions about this request, please do not hesitate to call David Harms at (212) 558-3882, Mark Menting at (212) 558-4859, or me at 212 558-4000. We greatly appreciate your assistance on this matter.

Very truly yours,

John O'Connor

cc: Paul Dudek, Esq.
(Division of Corporation Finance,
Securities and Exchange Commission)

Finbarr Murphy
(The Governor and Company of The Bank of Ireland)